April 29, 2009

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Esq., Examiner

RE:  MOBIEYES SOFTWARE, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED FEBRUARY 27, 2009
     FILE NO. 333-157565

Mr. Houseal:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Mobieyes Software, Inc. (the "Company") dated April 23, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

SEC LETTER DATED APRIL 23, 2009

AMENDMENT NO. 2 TO FORM S-1
---------------------------

STAFF COMMENT 1:

You have identified the amendment filed April 8, 2009 as "Amendment No. 2" although it is the first amendment to the initial registration statement on Form S-1. Please ensure that your next amendment filed in response to these comments is identified on the facing sheet as Amendment No. 2. Please refer to Rule 470 of Regulation C.

RESPONSE:

We concur with the staff and have updated reference to Amendment No. 2.

STAFF COMMENT 2:

We note your revisions in response to prior comments 4 and 5. However, it appears that you have not specifically addressed, in the summary, the fact that the proceeds will not be used to develop the product upon which your business plan depends. Please expand your disclosure to include an unambiguous statement to this effect and briefly discuss, to the extent known, your timeline for developing the proposed product.

RESPONSE:

We concur with the staff and have updated the summary section to reflect that the proceeds will not be used to develop the product as well as a timeframe to develop the proposed product.

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STAFF COMMENT 3:

While we note your response to prior comment 8, it appears that you still have not filed a copy of your code of ethics as an exhibit to the amended registration statement. Please file the agreement or advise.

RESPONSE:

We concur with the staff and have updated the filing to include the code of ethics.

STAFF COMMENT 4:

We refer you to prior comment 10. Your response notwithstanding, we were unable to locate the undertaking required by Item 512(a)(6) of Regulation S-K. Additionally, we note that you have included undertakings relating to both Rules 430A and 430C. Please tell us the basis for including both of these undertakings.

RESPONSE:

We concur with the staff and have updated the language in the undertaking for a primary offering that is required by Item 512(a)(6) of Regulation S-K.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.467.0122.

Sincerely,


/s/ Kevin Miller
Kevin Miller
Chief Executive Officer


Enclosure

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